GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

Great Basin Gold Ltd. (the “Company”) prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). The interim consolidated financial statements of the Company as at September 30, 2008 and for the three and nine month period ended September 30, 2008 and 2007 have been prepared accordance with Canadian GAAP for interim financial reporting and reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Such principles differ in certain respects from US GAAP. For additional information on material differences between Canadian GAAP and US GAAP, reference should be made to Note 20 “Reconciliation with United States Generally Accepted Accounting Principles” of the Company’s audited consolidated financial statements as at and for the years ended December 31, 2007 and 2006, filed with the Securities and Exchange Commission with the Company’s annual report on Form 40-F, as amended.

Had the Company applied US GAAP, certain items on the statements of operations, deficit and balance sheets would have been reported as follows:

Consolidated Balance Sheets	As at September	As at December
	30 2008	31 2007

Total assets under Canadian and US GAAP	$310,152,557	$329,313,058

Total liabilities under Canadian GAAP	$61,546,573	$41,521,472
Adjustments under US GAAP
Recognize warrants issued for property as a liability	-	545,893
Recognize warrants issued for BEE transaction as a liability	1,178,815	1,178,815
Mark to market adjustment on warrants	-	382,895
Mark to market adjustment on warrants - BEE	(66,819)	(179,540)

Total liabilities under US GAAP	$62,658,569	$43,449,535

Share capital, warrants and contributed surplus under Canadian	$466,044,976	$419,583,747
GAAP
Adjustments under US GAAP
Stock-based compensation	2,658,000	2,658,000
Recognize warrants issued for property as a liability	-	(545,893)
Recognize warrants issued for BEE transaction as a liability	(1,178,815)	(1,178,815)
Warrants exercised in prior periods	(3,695,159)	(3,695,159)

Share capital, warrants and contributed surplus under US	$463,829,002	$416,821,880
GAAP

Consolidated Balance Sheets - continued	As at September	As at December
	30 2008	31 2007

Deficit under Canadian GAAP	$(213,574,975)	$(132,395,033)
Adjustments under US GAAP
Stock-based compensation	(2,658,000)	(2,658,000)
Mark-to-market gain / loss realized on warrant exercised	3,695,159	3,695,159
Mark-to-market adjustment on warrants	-	(447,706)
Mark-to-market adjustment on warrants - BEE	66,819	179,540
Reversal of translation adjustment on adoption of financial instruments	-	64,811

Deficit under US GAAP	$(212,470,997)	$(131,561,229)

Consolidated Statements of Operations	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2008	2007	2008	2007

Loss for the period under Canadian	$31,128,987	$13,427,138	$81,179,942	$31,893,106
GAAP
Adjustments under US GAAP
Mark-to-market adjustment on	(1,080,597)	330,962	(270,174)	342,166
warrants

Loss for the period under US GAAP	$30,048,390	$13,758,100	$80,909,768	$32,235,272

Other comprehensive income under	3,531,272	447,157	4,466,889	(93,338)
Canadian and US GAAP

Other comprehensive loss under US GAAP	$33,579,662	$14,205,257	$85,376,657	$32,141,934

Basic and diluted loss per share for the period under US GAAP	0.14	0.08	0.39	0.21

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the period ended September 31, 2008 and 2007.

(a)	Stock based compensation

In the year ended December 31, 2003 the Company adopted the fair value based method of accounting for employee stock-based compensation as prescribed by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company adopted the fair value method on a prospective basis from January 1, 2003 as permitted by FASB Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, and amendment of FASB Statement No. 123. The prospective adoption of this new US GAAP policy creates no differences with the Company’s stock-based compensation expense reported under Canadian GAAP.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), “"Share-Based Payment” (“SFAS 123(R)”, which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants this statement did not have any material impact on the financial statements when it was adopted on January 1, 2006.

Prior to 2003 under US GAAP, the Company accounted for its employee stock option plan under the principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and other Interpretations. No compensation expense was recognized under APB 25 because the exercise price of the Company’s employee stock options equalled the market price of the underlying stock on the date of the grant.

For the period ended September 30, 2008 and 2007, there were no differences in stock-based compensation expense in respect of employee and non-employee share options which would be required to be charged to operations under both Canadian and US GAAP.

As SFAS 123 was adopted on a prospective basis, there is $2,658,000 historical difference in contributed surplus and deficit relating to the period prior to adoption. In terms of this Statement the cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date. Under Canadian GAAP no provision was made for the recognition of the cumulative effect upon adoption of CICA 3870.

(b)	Fair value of financial instruments

(i)

US GAAP requires investments classified as available-for-sale securities to be recorded at fair value in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Unrealized gains and losses are recorded in a separate component of shareholders' equity with the year-over-year change, net of the related tax effect, recorded as other comprehensive income (loss), except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is similar to Canadian GAAP.

US GAAP requires a company to present comprehensive income (loss) in accordance with SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners. As at December 31, 2006, the fair value of the Company’s available-for-sale securities increased by $64,811, which resulted in an adjustment to recognize the unrealized holding gain of the same amount in other comprehensive income.

Effective January 1, 2007, the Company adopted Financial Instruments – Recognition and Measurement (Section 3855) the new accounting standard issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006.

This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.

Changes in fair value are to be recognized in the statements of operations or comprehensive income, depending on the classification of the related instruments.

As required by the transitional provisions of these new standards, these standards have been adopted on a prospective basis with no restatement to prior period financial statements. All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income. The adjustment to opening accumulated other comprehensive income was $64,811.

Under US GAAP, warrants issued by the Company that are denominated in currencies other than Canadian dollars would be accounted for as a derivative liability pursuant to SFAS 133.

(ii)

During 2006, the Company issued 2,000,000 of such warrants and assigned the issued warrants a value of $1,093,000. During the 2007 year 1,001,110 of the warrants were exercised. The fair value of the remaining warrants was estimated at $928,788 at December 31, 2007 resulting in a mark-to-market loss of $382,895 that would have been recognised under US GAAP. The remainder of these warrants were exercised in the period ending September 30, 2008.

(iii)

During 2007, the Company issued 1,684,312 of such warrants upon the conclusion of the BEE transaction and assigned the issued warrants a value of $1,178,815. At December 31, 2007, the fair value of these warrants was estimated at $999,275 resulting in a mark-to-market gain of $179,540 recognized under US GAAP. At September 30, 2008 the fair value of these warrants was estimated at $1,111,968 resulting in a mark-to-market gain of $66,819 recognised under US GAAP. Under Canadian GAAP the warrants were recognized at fair value with no fair value adjustment required on the report dates.

(d)	Additional disclosures

	(i)	The following additional information would be presented if these consolidated financial statements were presented in accordance with US GAAP with respect to amounts receivable:

	September 30	December 31
	2008	2007
GST/VAT receivable	$942,658	$604,109
Deposit	1,330,250	1,239,125
Refund due from Hecla Limited	-	1,546,606
Convertible loan – Kryso Resources Plc.	943,500	-
Other debtors	564,248	348,063
	$3,780,656	$3,737,903

(ii)	The following additional information would be presented if these consolidated financial statements were presented in accordance with US GAAP with respect to amounts payable and accrued liabilities:

	As at September 30	As at December 31
	2008	2007
Accounts payable	6,533,248	$1,395,828
Accrued liabilities
Other	242,099	3,095,774
Annual bonuses	99,769	396,000
Site equipment - Burnstone	4,433,213	740,686
Site equipment – Hollister	2,794,416	470,958

Total	14,102,745	$6,099,246

The Company meets the definition of a development stage enterprise under SFAS 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS 7”) and under AcG “Enterprises in the development stage” in Canadian GAAP. Pursuant to the rules and regulations of the SEC, a mining company in the exploration stage should not refer to itself as a development stage company in its financial statements, even though such Company should comply with SFAS 7.

Under SFAS 7, the Company is required to provide additional disclosures from its date of inception, or the date the Company was reactivated to undertake development stage activities.

Consolidated summarized statements of operations and deficit and cash flows since January 1, 1998, the date the Company was considered to be reactivated to undertake development stage activities, to September 30, 2008 are presented as follow:

Consolidated statement of operations and deficit	Period from
January 1, 1998 to
September 30, 2008

Mineral property exploration and reclamation	$163,784,434
General and administration, salaries, professional fees	61,680,136
and other
Other income	(24,113,327)

Net loss for the period from January 1, 1998 to September 30,	201,351,243
2008, being the deficit accumulated during the exploration
stage

Opening deficit accumulated during the development	11,119,754
stage, January 1, 1998

Ending deficit accumulated during the development stage, September 30, 2008	$212,470,997

Consolidated statements of cash flows	Period from
January 1, 1998 to
September 30, 2008

Operating activites	$(190,555,242)
Investing activities	(120,111,500)
Financing activities	308,861,922

Decrease in cash and cash equivalents	$(1,804,820)

Cash and cash equivalents - January 1, 1998	1,922,206
Acquired through business acquisition	4,512,119

Cash and cash equivalents - September 30, 2008	$4,629,505

	Common Shares
							Accumulated
							other	Total
	Issue	Number of			Contributed		comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	Retained deficit	income	equity
	$		$	$	$	$	$	$

Balance, January 1, 1998		14,161,171	22,790,760	–	–	(11,119,754)	–	11,671,006

Escrow shares	0.01	750,000	7,500	–	–	–	–	7,500
Exercise of options	1.28	41,875	53,600	–	–	–	–	53,600
Private placement	2.00	1,704,600	2,983,088	–	–	–	–	2,983,088
For mineral property interests	1.43	162,500	232,624	–	–	–	–	232,624
Loan guarantee	2.05	98,125	201,156	–	–	–	–	201,156
Loss for the year	-	–	–	–	–	(6,819,118)	–	(6,819,118)
Stock based compensation	-	–	–	–	372,000	–	–	372,000

Balance, December 31, 1998		16,918,271	26,268,728	–	372,000	(17,938,872)	–	8,701,856

Exercise of warrants	1.16	1,834,600	2,126,428	–	–	–	–	2,126,428
Exercise of options	1.17	1,276,800	1,488,069	–	–	–	–	1,488,069
Private placement	1.30	4,864,335	6,011,841	–	–	–	–	6,011,841
For donations	2.50	4,000	10,000	–	–	–	–	10,000
For mineral property interests	1.28	2,825,000	3,606,250	–	–	–	–	3,606,250
Loss for the year	-	–	–	–	–	(6,313,029)	–	(6,313,029)
Stock based compensation	-	–	–	–	1,385,000	–	–	1,385,000

Balance, December 31, 1999		27,723,006	39,511,316	–	1,757,000	(24,251,901)	–	17,016,415

Exercise of warrants	1.31	5,312,331	6,983,902	–	–	–	–	6,983,902
Exercise of options	1.30	146,800	190,297	–	–	–	–	190,297
Private placement	2.00	5,000,000	9,299,145	–	–	–	–	9,299,145
Loss for the year	-	–	–	–	–	(11,346,645)	–	(11,346,645)
Stock based compensation	-	–	–	–	41,000	–	–	41,000

Balance, December 31, 2000		38,182,137	55,984,660	–	1,798,000	(35,598,546)	–	22,184,114

Share issuance costs	-	–	(31,245)	–	–	–	–	(31,245)
Loss for the year	-	–	–	–	–	(9,924,906)	–	(9,924,906)
Stock based compensation	-	–	–	–	860,000	–	–	860,000

Balance, December 31, 2001		38,182,137	55,953,415	–	2,658,000	(45,523,452)	–	13,087,963

	Common Shares
							Accumulated
							other	Total
	Issue	Number of			Contributed		comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	Retained deficit	income	equity
	$		$	$	$	$	$	$

Balance, December 31, 2001		38,182,137	55,953,415	–	2,658,000	(45,523,452)	–	13,087,963

Exercise of warrants	1.00	2,257,000	2,257,000	–	–	–	–	2,257,000
Exercise of options	0.96	679,900	656,018	–	–	–	–	656,018
Private placement	1.50	5,742,327	7,891,385	–	–	–	–	7,891,385
Warrants issued for mineral property	-	–	–	295,000	–	–	–	295,000
Stock based compensation	-	–	–	–	374,627	–	–	374,627
Loss for the year	-	–	–	–	–	(4,792,089)	–	(4,792,089)

Balance, December 31, 2002		46,861,364	66,757,818	295,000	3,032,627	(50,315,541)	–	19,769,904

Exercise of warrants	1.51	6,541,943	7,683,994	–	–	–	–	7,683,994
Exercise of options	1.43	3,636,600	5,204,175	–	–	–	–	5,204,175
Private placement	1.80	5,600,000	9,416,731	–	–	–	–	9,416,731
Shares issued for mineral property	1.38	10,000,000	13,800,000	–	–	–	–	13,800,000
Fair value of stock options exercised	-	–	430,000	–	(430,000)	–	–	–
Loss for the year	-	–	–	–	–	(13,043,469)	–	(13,043,469)
Stock based compensation	-	–	–	–	2,131,739	–	–	2,131,739
Exercise of warrants - fair value	-	–	7,019,962	–	–	–	–	7,019,962

Balance, December 31, 2003		72,639,907	110,312,680	295,000	4,734,366	(63,359,010)	–	51,983,036

Exercise of warrants	1.81	2,137,772	3,785,490	–	–	–	–	3,785,490
Exercise of options	1.16	835,700	969,580	–	–	–	–	969,580
Shares issued for mineral property	2.98	11,000,000	32,780,000	–	–	–	–	32,780,000
Fair value of stock options exercised	-	–	239,915	–	(239,915)	–	–	–
Loss for the year	-	–	–	–	–	(3,695,616)	–	(3,695,616)
Warrants expired unexercised	-	–	–	(221,250)	221,250	–	–	–
Exercise of warrants - fair value	-	–	73,750	(73,750)	–	–	–	–
Stock based compensation	-	–	–	–	2,473,354	–	–	2,473,354

Balance, December 31, 2004		86,613,379	148,161,415	–	7,189,055	(67,054,626)	–	88,295,844

Exercise of warrrants	0.91	5,500,000	5,018,062	–	–	–	–	5,018,062
Exercise of options	0.96	1,572,000	1,509,120	–	–	–	–	1,509,120
Exercise of warrants - fair value	-	–	2,844,879	–	–	–	–	2,844,879
Stock base compensation	-	–	–	–	476,156	–	–	476,156
Loss for the year	-	–	–	–	–	(1,518,771)	–	(1,518,771)

Balance, December 31, 2005		93,685,379	157,533,476	–	7,665,211	(68,573,397)	–	96,625,290

Exercise of options	1.49	1,193,000	1,782,510	–	–	–	–	1,782,510

Shares issued for cash net of issue costs	2.25	11,200,000	23,058,915	–	–	–	–	23,058,915
Private placement net of issue costs	2.25	3,333,334	7,033,683	–	–	–	–	7,033,683
Shares issued for mineral property	1.90	4,000,000	7,600,000	–	–	–	–	7,600,000
Fair value of stock options exercised	-	–	753,849	–	(753,849)	–	–	–
Compensation warrants	-	–	–	159,000	–	–	–	159,000
Stock based compensation	-	–	–	–	3,610,110	–	–	3,610,110
Loss for the year	-	–	–	–	–	(11,478,000)	–	(11,478,000)

Balance, December 31, 2006		113,411,713	197,762,433	159,000	10,521,472	(80,051,397)	–	128,391,508

	Common Shares
							Accumulated
							other	Total
	Issue	Number of			Contributed		comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	Retained deficit	income	equity
	$		$	$	$	$	$	$

Balance, December 31, 2006		113,411,713	197,762,433	159,000	10,521,472	(80,051,397)	–	128,391,508

Adoption of accounting policy	-	–	–	–	–	–	64,811	64,811
Exercise of options	1.69	3,015,830	5,111,184	–	–	–	–	5,111,184

Shares issued for cash net of issue costs	2.11	57,500,000	121,427,869	–	–	–	–	121,427,869
Shares issued for Hecla Ventures Corp.	2.48	7,930,214	19,666,931	–	–	–	–	19,666,931

Shares issued for Tranter Burnstone Pty Ltd	1.82	19,938,650	36,323,195	–	–	–	–	36,323,195
Share purchase warrants exercised	2.16	1,599,495	3,459,187	–	–	–	–	3,459,187
Fair value of stock options exercised	-	–	2,005,064	–	(2,005,064)	–	–	–
Compensation warrants exercised	-	–	141,582	(141,582)	–	–	–	–
Compensation warrants expired	-	–	–	(17,418)	17,418	–	–	–
Fair value of warrants exercised	-	–	547,107	–	–	–	–	547,107

Warrants issued persuant to share issuance	-	–	–	16,210,226	–	–	–	16,210,226
Stock based compensation	-	–	–	–	5,633,276	–	–	5,633,276
Loss for the year	-	–	–	–	–	(51,509,832)	–	(51,509,832)

Fair value adjustment - financial instruments	-	–	–	–	–	–	538,061	538,061
Mark-to-market fair value adjustment	-	–	–	–	–	–		–

Balance, December 31, 2007		203,395,902	386,444,552	16,210,226	14,167,102	(131,561,229)	602,872	285,863,523

Fair value of options exercised		-	1,953,988	-	(1,953,988)	-	-	-
Fair value of warrants exercised		-	545,894	-	-	-	-	545,894
Share purchase options exercised	2.07	2,250,386	4,655,242	-	-	-	-	4,655,242
Shares issued to CW Properties LLC,
February 2008	2.97	10,000	29,700	-	-	-	-	29,700
Shares issued for Rusaf Gold Limited, April
2008	3.45	6,613,636	22,787,802	-	-	-	-	22,787,802
Shares issued for Rusaf Gold Limited, July
2008	3.49	22,041	76,923	-	-	-	-	76,923
Shares issued for Puma Gold (Pty) Ltd, July
2008	3.57	1,862,354	6,648,604	-	-	-	-	6,648,604
Share purchase warrants exercised	1.68	998,890	1,677,909		-	-	-	1,677,909
Stock based compensation		-	-	-	8,821,573	-	-	8,821,573
Options and warrants issued on acquisition of
Rusaf Gold Limited		-	-	-	1,763,476	-	-	1,763,476
Loss for the period		-	-	-		(80,909,768)	-	(80,909,768)
Unrealized (loss) gain on available-for-sale
financial instruments		-	-	-	-	-	(1,420,967)	(1,420,967)
Accumulated unrealized loss on foreign
exchange translation of self-sustaining foreign
operations		-	-	-	-	-	(3,045,922)	(3,045,922)

Balance, September 30, 2008		215,153,209	424,820,614	16,210,226	22,798,163	(212,470,997)	(3,864,017)	247,493,989

(e)	Impact of recent United States accounting pronouncements

(1)

The FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Revised 2007 Business Combinations. This Statement replaces FASB Statement No. 141, Business Combinations (“SFAS141(R)”). SFAS141(R) improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquire; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of SFAS141(R) cannot be determined until such time as the Company completes a business combination.

(2)

The FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 160, Non- controlling interests in consolidated financial statements (“SFAS 160”). FAS 160 amend ARB 51 to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. FAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.

(3)

The FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 161 Disclosures about derivative instruments and hedging activities (“SFAS 161”). FAS 161 revise disclosure requirements for derivative instruments and hedging activities and are effective for financial statements issued for years beginning after November 15, 2008 and interim periods within those years. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.

(4)

The FASB Emerging Issues Committee (“EITF”) issued EITF 07-01, Accounting for collaborative arrangements (“EITF 07-01”). EITF 07-01 apply to participants in collaborative arrangements that are conducted without the creation of a separate legal entity. It addresses appropriate income statement presentation and classification for these activities and payments between the participants, as well as the sufficiency of the disclosures related to these arrangements. Effective for years beginning after December 15, 2008 and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.

(5)

The FASB Emerging Issues Committee (“EITF”) issued EITF 07-04, Master limited partnerships ("MLPs") and the two-class method under FAS 120 (“EITF 07-04”). EITF 07- 04 provides guidance on the application of the two-class method under FAS 128, Earnings per Share, and how current period earnings of an MLP should be allocated to the general partner, limited partners and, when applicable, incentive distribution rights. Effective for years beginning after December 15, 2008 and interim periods within those years. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.

(6)

The FASB Emerging Issues Committee (“EITF”) issued EITF 07-05, Whether an instrument or embedded feature is indexed to an entity’s own stock. EITF 07-05 addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock. Effective for years beginning after December 15, 2008 and interim periods within those years. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.

(7)

The FASB Emerging Issues Committee (“EITF”) issued EITF 08-03, Accounting by lessees for non-refundable maintenance deposits EITF 08-03 provides guidance on whether lessees should account for maintenance deposits that may not be refunded (if the lessee does not perform the specified maintenance activities) as a deposit or as contingent rental expense. Effective for years beginning after December 15, 2008 and interim periods within those years. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.

(8)

The FASB Emerging Issues Committee (“EITF”) issued EITF 08-05, Liabilities measured at fair value with a third party credit enhancement. EITF 08-05 provides guidance on the effect of a third-party credit enhancement when measuring the related liability at fair value under FAS 157, Fair Value Measurements. Effective in the first reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.

(9)

The FASB Emerging Issues Committee (“EITF”) issued EITF 08-06, Equity method investment accounting considerations. EITF 08-06 considers issues related to application of the equity method in light of the issuance of FAS 141(R), Business Combinations , and FAS 160, Non controlling Interests in Consolidated Financial Statements . Effective in years beginning on or after December 15, 2008, and interim periods within those years. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.

(10)

The FASB Emerging Issues Committee (“EITF”) issued EITF 08-07, Accounting for defensive intangible assets EITF 08-07 considers how defensive intangible assets (intangible assets acquired in a business combination or an asset acquisition that an entity does not intend to actively use) should be accounted for subsequent to their acquisition, including the estimated useful life that should be assigned to such assets. Effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.

(11)

The FASB Emerging Issues Committee (“EITF”) issued EITF 08-08, Accounting for instruments with a settlement amount based on the stock of an entity's consolidated subsidiary. EITF 08-08 clarifies whether a financial instrument for which the payoff to the counterparty is based on the stock of an entity's consolidated subsidiary is indexed to the reporting entity's own stock and therefore should not be precluded from qualifying for the first part of the scope exception in paragraph 11(a) of FAS 133, Accounting for Derivative Instruments and Hedging Activities, or from being within the scope of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. Effective for years beginning on or after December 15, 2008, and interim periods within those years. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.

(12)

The FASB issued Staff position (“FSP”) No. 133-1 and FIN45-4 on Disclosures about credit derivatives and certain guarantees and clarification of the effective date of FAS 161. It amends FAS 133, Accounting for Derivative Instruments and Hedging Activities to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. Amends FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other,to require an additional disclosure about the current status of the payment/performance risk of a guarantee. It also clarifies the effective date of FAS 161, Disclosures about Derivative Instruments and Hedging Activities. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.